June 5, 2019

Dear Fellow J. Alexander's Holdings, Inc. Shareholders:

As you know, Ancora Advisors, LLC (together with its affiliates, "Ancora" or "we"), which beneficially owns approximately 8.76% of the outstanding shares of J. Alexander's Holdings, Inc. ("J. Alexander's", "JAX" or the "Company"), making us one of the Company's largest shareholders, is urging JAX shareholders to **WITHHOLD** their votes from the re-election of Timothy Janszen and Ronald Maggard as directors of the Company. To put simply, this campaign is a vote on the future direction of your Company – it is for shareholders to decide whether they want to maintain the status quo or have the Board of Directors of JAX conduct a strategic process to sell the Company, which we believe is the optimal outcome for shareholders.

On June 4, 2019, J. Alexander's issued a letter to shareholders that is nothing more than distraction and deflection from the Board's shortcomings since the spin-off in 2015 and exemplifies that the Company and Board of Directors are deeply out of touch with shareholders. After review of the letter, we are more concerned than ever that left to its own devices, this Board would oversee the continued destruction of shareholder capital. The operating plan presented by the Company is a continuation of the same failed strategy that has resulted in deteriorating margins, deteriorating returns on invested capital, and a deteriorating stock price. We urge shareholders to send the Board a strong message that change is desperately needed at J. Alexander's by withholding their votes from Messrs. Janszen and Maggard, and voting against the amendment to the Company's Equity Incentive Plan, on the **GOLD** proxy card today!

Ancora's Proposal and the Board's Response

Ancora has proposed to acquire the Company for $11.75 per share in cash, a 24% premium to the unaffected share price prior to our Schedule 13D filing with the Securities and Exchange Commission on March 12, 2019. While the Company attempts to dismiss our proposal as undervaluing the Company and not bona fide, it is clear from the Board's actions that the directors never had any intention to consider it. The Board did not attempt to engage with us regarding our proposal before rejecting it out of hand. On a telephone call we had with Lonnie Stout and Mark Parkey following the Board's rejection, neither Company representative asked a single question about our proposal or our proposed financing, and it was clear they had no interest in even taking the basic steps as shareholder representatives to verify the bona fides of our proposal (which they then had no problem speculating about in their letter). Given that Ancora's assets under management approach $7 billion, the Board should have no doubts about our ability to finance our proposal, which contemplates an enterprise value for the Company of approximately $186 million.

If the Board believes that our $11.75 per share proposal undervalues the Company, then we strongly urge the Board to run a strategic review process to sell the Company and maximize value for shareholders. If there are other buyers willing to pay a premium to Ancora's $11.75 per share proposal, by all means, the Board should be exploring that opportunity on behalf of shareholders. We are not alone in calling for the Board to do so, as another significant shareholder, Marathon Partners, has urged the Board to conduct a fair and open auction process and sell JAX to the highest bidder. Given that management's plan is clearly not working, as evidenced by TSR over any relevant timeframe, we believe a sale of the Company is the best possible outcome for JAX's long-suffering shareholders.

The Board's Specious Claims About the Company's Performance and Governance

Regarding the other claims made by the Company in its letter to shareholders, as much as the Board attempts to deflect reality and craft a favorable narrative, the Board can't ignore or refute:

- Long-term shareholders have lost money owning JAX shares. JAX's share price opened at $12.00 on September 25, 2015 (the spin-off date) and is now $10.31 as of the market close on June 4, 2019 (down 14%). Over the same time period, the S&P 500 is up over 45% and the Russell 2000 is up over 34%.
- The Board unanimously supported a transaction with 99 Restaurants that was highly favorable to the directors and would have ceded control of JAX at $11.00 per share, but unanimously rejected our proposal to acquire the Company at $11.75 per share as undervaluing the Company after no engagement with us.
- The composition of the Board since the spin-off in 2015 is unchanged. There is a complete lack of diversity and no female directors on the Board.
- The Company suffers from serious corporate governance deficiencies, with a classified board and inability of shareholders to call special meetings, remove directors without cause or fill vacancies on the Board. Although CalPERS has advanced a proposal to change JAX's plurality voting for the election of directors to a majority voting standard for uncontested elections, JAX's Board made NO recommendation on this proposal.
- The operating plan discussed in JAX's letter to shareholders offers little to no updates that the market does not already know and has had time to price into the stock, and we fear that returns will continue to deteriorate under the Company's "more of the same" plan.

The letter issued by the Company is rife with other examples that this Board lacks basic public market, financial and common sense judgment, including the following statements:

"Because our restaurants often have a slower ramp up than many other restaurant groups due to our reliance on repeat business of a relatively small group of guests within each market, we will continue to deploy capital in a manner that we believe to be both cautious and prudent—with a focus in the near term on ramping up guest traffic and sales at certain of these newer locations while we continue to evaluate promising opportunities for new restaurant development."
- We'd like to contrast the above statement with one of the Company's "Growth Strategies" from its recent Annual Report on Form 10-K filed March 14, 2019:
    - "We believe that our corporate infrastructure can support a restaurant base greater than our existing footprint. As we continue to grow, we expect to drive greater efficiencies in our supply chain and leverage our technology and existing support infrastructure. As we grow our restaurant base, we expect to leverage our corporate infrastructure to enhance margins as we anticipate that, over time, general and administrative expenses will grow at a slower rate than our restaurant base and revenues."

- Three of the past four years, JAX's G&A expenses have grown faster than sales.
- Adjusted EBITDA margins (as defined by the Company) have declined from 12.0% after the spin-off in 2015 to 10.6% in 2018.
- Despite $50.2 million in capital expenditures since the end of 2015, Adjusted EBITDA is essentially flat ($25.7 million in 2018 versus $26.1 million in 2015).
- By any measure or calculation, the Company is not generating an acceptable return on capital, and we fear that Company-level returns will continue to deteriorate if the Board and management continue down the same strategic path.
- Given the strategy of more cautious / prudent development as stated in JAX's letter, we find it highly unlikely the Company will be able to achieve its stated "growth strategy" and leverage substantial G&A in the foreseeable future, despite its representations to the contrary to investors in its Form 10-K.

"J. Alexander's believes that the request to provide approval for three years of equity award grants, based on past practices and expected future usage, is a reasonable request in-line with sound corporate governance practices and believes that proposing equity plan amendments on a more frequent basis would be an unneeded and costly burden for J. Alexander's and our shareholders."
- We believe 9% dilution over three years is an "unneeded and costly" burden for J. Alexander's shareholders.
- The JAX Board needs a significant wake-up call, and we believe a vote against the amendment to the Equity Incentive Plan will send a strong message that a higher level of accountability on compensation, which is certain to get the Board's attention, is warranted here.
- We believe the Board should be forced to come back with an updated plan that has lower total dilution and a lower burn rate, which would then give shareholders more frequent opportunity to weigh in on equity compensation and dilution, especially for a Company that has not provided its shareholders with a "say on pay" vote.

"We view Ancora's spurious proposal and open attack as a publicity attempt intended to bolster Ancora's future fundraising and line their pockets with fees…"
- We have been shareholders of the Company since 2015, currently own approximately 8.76% of the shares outstanding, and have robust history of constructive engagement with management teams to drive shareholder value. Our interests are fully aligned with JAX shareholders.
- We also find it ironic for this Board to discuss "lining pockets with fees" after the former CEO and now Executive Chairman, Lonnie Stout, double dipped on shareholder capital for over three years through the consulting agreement with Black Knight Advisory Services (of which he was a ~12% partner). Over $7 million of shareholder money was paid out under this consulting agreement for "corporate and strategic" advisory services – the same services Mr. Stout was already providing to the Company and getting paid for as CEO.

Ancora Urges Shareholders to WITHHOLD Votes From Timothy Janszen and Ronald Maggard

We are recommending that shareholders **WITHHOLD** their votes from Messrs. Janszen and Maggard because we believe it will send a strong message to the Board that the status quo is unacceptable. The Board needs accountability for the Company's poor share price performance, ill-advised strategic decisions, and dubious board composition and governance practices. Messrs. Janszen's and Maggard's tenures are highly representative of the serious issues evident on this Board:

- **Timothy T. Janszen**: At the time of the 99 Restaurants deal, Mr. Janszen was the CEO of Newport Global Advisors, a private equity fund that had a 30.3% economic interest in 99 Restaurants. In the proposed transaction, Newport would have received new J. Alexander's equity valued at $54.3 million.
- **Ronald B. Maggard, Sr.**: Mr. Maggard is the Chair of the Nominating and Corporate Governance Committee, which met only <u>one time</u> in 2018. We believe Board composition (including diversity and refreshment) and corporate governance are material deficiencies that need to be addressed at JAX, and the Committee's lack of recognition and concern for these issues is both evident and alarming.

For shareholders who want an end to the cycle of JAX's empty promises and disappointing returns, we urge you to tell the Board that now is the time for the Company to run a strategic process to sell the Company and provide maximum value and liquidity for shareholders. Please vote the **GOLD** proxy card TODAY!

Sincerely,



Fred DiSanto
Chief Executive Officer and Executive Chairman
Ancora Advisors, LLC

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